新世界發展有限公司
New World Development Company Limited

03 FEB -6 AM 7:21

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

January 21, 2003

03003664

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Joint Announcement dated January 20, 2003 of the Company and New World Infrastructure Limited in duplicate for your files.

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Yours truly
For and on behaif of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

LEGAL & GENERAL Notices

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

JOINT ANNOUNCEMENT

The directors of NWD and NWI wish to state that NWD has no present plan to inject its interests in NWT and NWPCS into NWI as recently reported in certain press articles.

Shareholders of NWD and NWI and holders of other securities of NWD and NWI are reminded to exercise caution when dealing in the securities of NWD and NWI.

The directors of New World Development Company Limited ("NWD") and the directors of New World Infrastructure Limited ("NWI") (together the "Directors") noted that a number of articles which appeared in various newspapers recently had reported that the interests of NWD in New World Telecommunications Limited ("NWT") and New World PCS Limited ("NWPCS") may be injected into NWI.

The Directors wish to state that NWD has no present plan to inject its interests in NWT and NWPCS into NWI. NWD and NWI will adhere to the relevant provisions under the Listing Rules should there be any new development in the future.

Shareholders of NWD and NWI and holders of other securities of NWD and NWI are reminded to exercise caution when dealing in the securities of NWD and NWI.

By order of the Board of
New World Development Company Limited
Leung Chi-Kin, Stewart
Company Secretary

By order of the Board of
New World Infrastructure Limited
Chow Oi-Wah, Fergus
Company Secretary

Hong Kong, 20th January, 2003

LEGAL & GENERAL Notices

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

JOINT ANNOUNCEMENT

The directors of NWD and NWI wish to state that NWD has no present plan to inject its interests in NWT and NWPCS into NWI as recently reported in certain press articles.

Shareholders of NWD and NWI and holders of other securities of NWD and NWI are reminded to exercise caution when dealing in the securities of NWD and NWI.

The directors of New World Development Company Limited ("NWD") and the directors of New World Infrastructure Limited ("NWI") (together the "Directors") noted that a number of articles which appeared in various newspapers recently had reported that the interests of NWD in New World Telecommunications Limited ("NWT") and New World PCS Limited ("NWPCS") may be injected into NWI.

The Directors wish to state that NWD has no present plan to inject its interests in NWT and NWPCS into NWI. NWD and NWI will adhere to the relevant provisions under the Listing Rules should there be any new development in the future.

Shareholders of NWD and NWI and holders of other securities of NWD and NWI are reminded to exercise caution when dealing in the securities of NWD and NWI.

By order of the Board of
New World Development Company Limited
Leung Chi-Kin, Stewart
Company Secretary

By order of the Board of
New World Infrastructure Limited
Chow Oi-Wah, Fergus
Company Secretary

Hong Kong, 20th January, 2003